News Release
NYSE Alternext, TSX Symbol: NG

Donlin Creek Feasibility Study Adds 14.7 Mozs to NovaGold’s Reserves

April 28, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG)

NovaGold is pleased to announce the results of a feasibility study completed for its Donlin Creek project. The Donlin Creek project is owned equally by NovaGold and Barrick Gold U.S. Inc. and operated by Donlin Creek LLC, a jointly owned limited liability company. The property is under lease from two Native Alaskan Corporations, Calista Corporation (subsurface rights) and The Kuskokwim Corporation (surface rights). The Donlin Creek mine, once built, is expected to be one of only a handful of gold mines worldwide that is capable of producing over one million ounces of gold annually. All amounts are in US$ unless otherwise stated.

Highlights (100% Project Basis)

  Proven and Probable Reserves estimated at 29.3 million ounces of contained gold
  21-year life of mine at 53,500 tonnes per day throughput
  First 5 full years of production
    Average of 1.6 million ounces of annual gold production
    Total cash costs of $394/oz of gold
    Average annual after-tax cash flow of $779 million at $900/oz gold
  Average annual gold production: 1.5 million ounces first 12 full years; 1.25 million ounces life of mine
  At current $900/oz gold, pre-tax NCF is $5.9 billion, NPV 5% is $1.5 billion with an IRR of 9.4%
  At $1,000/oz gold, pre-tax NCF is $8.4 billion, NPV 5% is $2.7 billion with an IRR of 12.3%
  3.6 million ounce increase in P&P Reserve plus M&I Resource over the previous M&I Resource estimate

Donlin Creek Project Feasibility Study Results

NovaGold commissioned AMEC Americas Limited (“AMEC”) to provide an independent Qualified Person’s Review and Technical Report (“Technical Report”) for the Donlin Creek gold project located in Alaska, USA, based on information contained in a feasibility study prepared for Donlin Creek LLC. NovaGold expects the feasibility study to be accepted by the Donlin Creek LLC Board of Directors shortly. The Technical Report will be filed within 45 days on SEDAR at www.sedar.com. This Technical Report is based on Q3 and Q4 2008 costs discounted where applicable to Q4 2008. NovaGold believes that capital costs have reduced since Q4-2008.

Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with plant start-up anticipated for 2015. With the current 29.3 million ounce gold reserve base, the anticipated life of mine of 21 years with a mill throughput of 53,500 tonnes per day. During the first 5 full years production averages 1.6 million ounces with an average total cash cost of $394/oz. The lowest 25th percentile for current global industry total cash costs is approximately $400/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of $444/oz. Life of mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold producing mines.

It is expected that the Donlin Creek ores will be processed by crushing and milling followed by flotation, pressure oxidation and CIL recovery. Total gold recovery is expected to average 89.5%, based on the combined life-of-mine average recovery of 92.6% from flotation and 96.6% from pressure oxidation of the concentrate. The process plant design uses the most current technology for both the process systems and equipment selection. Particular attention was paid to incorporating state-of-the-art technology for safety and environmental protection.

The Donlin Creek mine is expected to draw an average of 127 MW of electrical power sourced from a combination of on-site combined cycle gas turbine generators and wind co-generation. In an effort to optimize energy costs and reduce environmental impact, an average of 7.5% of annual energy requirements is expected to come from 14 wind turbine generators.

Key infrastructure for the mine includes a port on the Kuskokwim River, an access road connecting the port to the mine site, an airstrip, camp accommodations, the mine and plant site area, the tailings facility, and supporting turbine generator and wind power facilities. Cargo and supplies would be shipped on ocean barges to a port on the Kuskokwim River, barged up river and then transported via truck along the 123-kilometer (76 mile) access road to the mine site.

Donlin Creek Summary Statistics 100% Project Basis (1)

Mine Parameters
	Unit	Life of Mine
Total Mined	tonnes (M)	2,567.7
Ore Milled	tonnes (M)	383.8
Strip Ratio (waste:ore)	tonne:tonne	5.69
Gold Grade	grams per tonne	2.37
Contained Gold	ounces (M)	29.3
Average Gold Recovery	%	89.5
Recovered Gold	ounces (M)	26.2
Mine Life	Years	21
Oil Price	$/barrel	75

	$/tonne Milled	$/tonne Mined	$/ounce
Mining Cost	13.62	2.08	200
Process Cost	14.76	2.26	216
G&A	1.54	0.24	23
Refining	0.11	0.02	2
Operating Cost	30.03	4.60	440(2)

Average Annual Gold Production	Unit
First Full 5 years	ounces	1.6	million
First Full 10 Years	ounces	1.5	million
Life of Mine	ounces	1.25	million
Total Start-Up Capital (3)		$4,481	million
Total Sustaining Capital (3)		$803	million

	Unit	$725/oz	$900/oz	$1,000/oz
Average Annual Cash Flow(4)
First Full 5 years	$ (M)	521	790	944
First Full 10 years	$ (M)	415	663	805

Average Total Cash Costs
First Full 5 years	$ per ounce Au	394	398	400
First Full 10 years	$ per ounce Au	442	448	451
Life of Mine	$ per ounce Au	467	473	477

Financial Results
Undiscounted Cumulative Net Cash Flow After-Tax (NCF)(5)	$ (M)	1,103	4,166	5,876
IRR Pre-tax	%	3.0	9.4	12.3
IRR After-tax	%	2.3	7.7	10.2
Payback Year	years	15	7	5

Note: NPV = Net Present Value of Cumulative Cash Flow; IRR = Internal Rate of Return. NPV and IRR figures are discounted to January 1, 2009.

(1)	Numbers shown on 100% project basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project subject to a 5 to 15% back-in right by Calista Corporation.
(2)	Rounding of data equals $440
(3)	Does not include sunk costs, closure costs or credit for salvage values.
(4)	Total Revenues minus total operating costs and royalties before interest, taxes, depreciation and amortization.
(5)	Net of initial and sustaining capital and operating costs

Project Economics

Industry wide capital costs saw significant increases over the past two years and peaked in the latter half of 2008, which is when Donlin Creek LLC was estimating costs for the project. The total estimated cost to design and build the Donlin Creek Project is $4,481 million, including an owner-provided mining fleet and self-performed pre-development costs. This represents an approximate 10% increase in the total estimated capital costs over the studies conducted in 2007 using a similar approach to the project with on-site power generation. Sustaining capital requirements total $803 million over the 21-year mine life. All costs are expressed in Q4-2008 US dollars with no allowances for interest during construction, taxes or duties. Recognizing the recent decrease in costs for construction inputs such as steel, concrete, diesel and labor, Donlin Creek LLC is reviewing the capital cost estimates for the project and consequently NovaGold may release updated economics later in 2009. To provide an indication of the sensitivity of the project to decreased capital costs, NovaGold has illustrated the resulting economic outcomes with a 15% across the board decrease in capital costs in the table below.

Life-of-mine operating costs, including allocations for mining, processing, administration and refining are estimated at $30.03/t milled, $4.60/t mined. The operating cost estimates have been assembled by area and component, based on estimated staffing levels, consumables and expenditures, according to the mine plan and process design.

The project is expected to generate positive net cash flow at the base case gold price assumption of $725/oz used for the reserve estimate. At the current gold price of $900/oz the project would generate $5.9 billion in pre-tax cash flow and has a pre-tax NPV (5%) of $1.5 billion with a pre-tax IRR of 9.4% . At a gold price of $1,000/oz the project would generate $8.4 billion in pre-tax cash flow and has a pre-tax NPV (5%) of $2.7 billion with a pre-tax IRR of 12.3% .

Donlin Creek Project Economics 100% Project Basis (1)

Return on Investment (millions of dollars)
Gold Price ($/oz)	$725	$900	$1,000
Undiscounted Cumulative Net Cash Flow Pre-tax	$1,504	$5,915	$8,435
Undiscounted Cumulative Net Cash Flow After-tax	$1,103	$4,166	$5,876
NPV (5%) Pre-tax	-$592	$1,525	$2,735
NPV (5%) After-tax	-$733	$829	$1,674
IRR Pre-tax	3.0	9.4	12.3
IRR After-tax	2.3	7.7	10.2
Payback	15 years	7 years	5 years

Return on Investment with 15% Reduction in Capital Costs(2)(3) (millions of dollars)
Undiscounted Cumulative Net Cash Flow Pre-tax	$2,297	$6,707	$9,227
Undiscounted Cumulative Net Cash Flow After-tax	$1,895	$4,958	$6,669
NPV (5%) Pre-tax	$4	$2,121	$3,331
NPV (5%) After-tax	-$138	$1,425	$2,270
IRR Pre-tax	5.0	11.8	14.9
IRR After-tax	4.4	10.2	12.8
Payback	11 years	5 years	4 years

Note: NPV = Net Present Value of Cumulative Cash Flow; IRR = Internal Rate of Return. NPV and IRR figures are discounted to January 1, 2009.

(1)	Numbers shown on 100% project basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project subject to a 5 to 15% back-in right by Calista Corporation.
(2)	Lower confidence limit of AACE Class 3 Capital Cost Estimate.
(3)	Prepared by Kevin Francis P.Geo., QP, Technical Services Manager of NovaGold and not included in the NI 43-101 Technical Report or 2009 Feasibility Study Report.

Environmental Assessment and Permitting

Baseline environmental studies commenced in 1996, comprising water quality studies, meteorology, aquatic studies in the main drainages, wetlands delineation in the areas of the mineral resource estimates and some waste rock characterization. The baseline program was expanded during 2003 to include ambient air monitoring, terrestrial wildlife and avian surveys, groundwater monitoring, detailed aquatic studies, cultural site surveys, detailed waste rock characterization and additional wetlands delineation.

Over the nearly 13 years since exploration and environmental baseline data collection began, considerable effort has been spent developing support for the project by fostering local relationships, developing a strong local workforce, educating stakeholders about the project and mining in general and providing stakeholders with regular project updates and site visits. In particular, local hiring and training programs have resulted in 90% local hire from the region. This enabled Donlin Creek LLC to better understand and address the perspectives and concerns of the project stakeholders and has resulted in broad public support for the project in the region. This support has taken the form of resolutions from tribal councils and organizations, participation by individuals, tribal groups and Alaska Native corporations in various project-related forums, and permissions granted to conduct environmental baseline studies on tribal lands.

Donlin Creek LLC will continue to focus on community and stakeholder relations as it moves through the permitting process and works with regulators to complete an Environmental Impact Statement for the project. Work at the Donlin Creek project will now focus on obtaining required permits. The Donlin Creek mine is a large-scale project and will require a considerable number of permits and authorizations from both federal and state agencies, to enable a construction decision.

Donlin Creek Mineral Reserve and Mineral Resource Estimates

The Report estimates Proven and Probable Mineral Reserves for the Donlin Creek project as of April 1, 2009, as summarized below.

Donlin Creek Mineral Reserve Estimate(1)(2)

Class	Tonnes (Millions)	Gold (g/t)	Contained Gold (M ozs)
Proven	8.4	2.59	0.70
Probable	375.4	2.37	28.57
Total	383.8	2.37	29.27

(1)	Mineral reserves are reported to a gold price of $725/oz.
(2)	Mineral reserves are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project subject to a 5 to 15% back-in right by Calista Corporation.

Mineral Reserves and Mineral Resources have been estimated using a long-term gold price assumption of $725/oz and $850/oz, respectively. Mineral resources have been classified using criteria appropriate under the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves by application of a net smelter return based cut-off grade which incorporated mining and recovery parameters, and constraint of the resources to a pit shell based on commodity prices. Mineral Reserves were estimated based on a series of Lerchs–Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources only. Flotation recoveries in the pit optimization varied by rock type, domain, and degree of oxidation, and ranged from 86.66% to 94.17% .

The combined Proven and Probable Mineral Reserve plus Measured and Indicated Mineral Resource at Donlin Creek of 35.28 million ounces shows a 3.6 million ounce increase over the previously disclosed Measured and Indicated Resource of 31.67 million ounces announced on June 10, 2008.

Donlin Creek Measured, Indicated and Inferred Mineral Resource Estimate(1)(2)(3)

Resource Category	Tonnes (Millions)	Gold (g/t)	Contained Gold (M ozs)
Measured	1.2	2.19	0.08
Indicated	93.4	1.97	5.92
Measured + Indicated	94.6	1.98	6.01
Inferred	54.5	2.29	4.02

(1)

Measured and indicated resources are exclusive of proven and probable reserves and are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project subject to a 5 to 15% back-in right by Calista Corporation.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Regarding Reserve and Resource Estimates”.
(3)	Mineral resources are reported to a gold price of $850/oz.

Exploration Potential

The project remains open to expansion along the Donlin trend and the potential for underground mineable targets has yet to be evaluated. NovaGold believes that the discovery potential along the remaining 6-km geologic trend is high. An integrated exploration program, including mapping, geochemical characterization, geophysics and drilling would be required to test known targets and pit area extensions and potential underground targets, and to identify new targets within the Donlin trend.

Feasibility Project Management and Contributions

The independent technical report and resource/reserve estimates, have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Proven and probable mineral reserves have been estimated as of April 1, 2009, using a gold price of $725/oz within an engineered pit using an NSR cut-off. Kirk Hanson, P.E., Principal Mining Engineer, (AMEC, Reno), Gordon Seibel, M.AusIMM, Principal Geologist, (AMEC, Reno) Gregory Wortman, P.Eng. Technical Director, Process (AMEC, Santiago), Alexandra Kozak P.Eng., Manager, Process Engineering (AMEC, Vancouver) and Simon Allard, P.Eng., Financial Analyst (AMEC, Vancouver) are the Qualified Persons responsible for preparation of the independent technical report, and have verified that the data from their technical report is fairly and accurately disclosed in this news release.

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Report. To fully understand the summary information set out above, the Report that will be filed on SEDAR and on the U.S. Securities and Exchange Commission EDGAR databases should be read in its entirety.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced in partnership with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by the Galore Creek Mining Company, a partnership owned equally by NovaGold and Teck Cominco Limited (Teck). NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases compared to any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

 # # #

NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements
The information in this press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of reserves, timing of permitting, construction and production and other milestones, and the Donlin Creek property’s future operating or financial performance including production, rates of return, recoveries, cash costs and capital costs are forward-looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold U.S. Inc. and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements if management’s beliefs, opinions, projections, or other factors should they change.

Cautionary Note Regarding Reserve and Resource Estimates
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. The estimation of quantities of reserves is complex, based on significant subjective assumptions and forward-looking information, including assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. No assurance can be given that the indicated level of mineral will be produced. Actual production could differ from expected production and an adverse change in mineral prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and recovery rates from estimates.